

DIGENE

2003 ANNUAL REPORT

A new paradigm in the screening and prevention of cervical cancer



ACHIEVED STANDARD OF CARE
approximately 60% share of U.S. ASC-US HPV testing

ATTAINED FDA APPROVAL
for *DNAwithPap*™ Test—March 2003

GREW HPV REVENUE
40% to $51 million

INCREASED TOTAL REVENUE
29% to $63 million—first profitable quarter

EXPANDED COMMERCIAL INFRASTRUCTURE
in the United States and Europe

Realizing our goals



Expanding the possibilities

FDA approval of the *DNAwithPap* Test represents a major advancement in the fight against cervical cancer. This landmark approval offers women age 30 and older and their physicians the first objective measure of risk for one of the most common cancers.

The *DNAwithPap* Test builds on our leadership position in the field of cervical cancer screening and prevention, and it expands our potential U.S. target market to approximately 30–35 million annual tests.



The *DNAwithPap* Test brings a discovery—that persistent HPV infection is necessary for developing cervical cancer—into routine clinical practice. This new indication for our hc2 High-Risk HPV DNA Test™ should help revolutionize screening of cervical cancer because absence of HPV infection means that risk of cancer is negligible.



DIGENE IS WORKING CLOSELY WITH MEDICAL SOCIETIES, GOVERNMENTAL ORGANIZATIONS, PHYSICIANS AND WOMEN'S HEALTH ADVOCACY GROUPS.

LINDA L. ALEXANDER, PH.D.
VICE PRESIDENT
WOMEN'S HEALTH



Digene is a world leader in improving the quality of cervical cancer screening.



HPV testing revenue is up six-fold over the last four years to $51 million.

BECOMING THE STANDARD OF CARE

Clinical practice guidelines support the use of our test for patient management and adjunctive cervical cancer screening. Based on these recommendations, we have established the Digene hc2 High-Risk HPV DNA Test as the standard of care in the United States and internationally.



DIGENE IS INVESTING TO BUILD ON ITS LEADERSHIP POSITION IN CERVICAL CANCER SCREENING AND WOMEN'S HEALTH DIAGNOSTICS.

ROBERT MCG. LILLEY
SENIOR VICE PRESIDENT
GLOBAL SALES AND MARKETING

NORTH AMERICA: BUILDING MOMENTUM AND MARKET SHARE

In the U.S. market alone, our HPV test sales increased 64% over last fiscal year to $40 million. We are significantly expanding our North American Sales and Marketing organization to capitalize on these opportunities.



WE ARE ESTABLISHING A SALES AND MARKETING ORGANIZATION TO EDUCATE PHYSICIANS ABOUT THE BENEFITS OF THE *DNAwithPap* TEST.

C. DOUGLAS WHITE
VICE PRESIDENT
NORTH AMERICAN SALES AND MARKETING



FDA approval of our new *DNAwithPap* Test expands our annual U.S. market potential to $400 million

We are investing to expand our sales and marketing in Europe.





OUR GOAL IS TO OFFER IMPROVED CERVICAL CANCER SCREENING TECHNOLOGY TO THE 100 MILLION WOMEN IN THE EUROPEAN UNION WHO ARE CANDIDATES FOR THE *DNAwithPap* TEST.

CORINNE SEGALAN, M.D.
DIRECTOR, WOMEN'S HEALTH EUROPE
GENERAL MANAGER, DIGENE FRANCE SAS

INTERNATIONAL MARKETS: INCREASING ACCEPTANCE AND PRESENCE

In 2003, we established more direct sales companies, bringing the total number of European operating companies to six. HPV test sales increased 30% to $8 million in Europe.



Direct sales companies established in Germany, France, Italy, United Kingdom, Switzerland and Spain.

Molecular diagnostic testing is one of the fastest-growing segments of the $20 billion *in vitro* diagnostic market. Digene is a leader in the increasingly important women's health diagnostic field.



WE ARE TAKING STEPS TO FURTHER STRENGTHEN OUR INTELLECTUAL PROPERTY POSITION AND TO DEFEND OUR PATENT RIGHTS IN HPV TESTING. AS WE ACHIEVE SUCCESS FOR OUR LEAD PRODUCT, WE WILL ACCELERATE OUR EFFORTS TO DEVELOP OR IN-LICENSE NEW DIAGNOSTIC TESTS.

ATTILA T. LORINCZ, PH.D.
SENIOR VICE PRESIDENT
RESEARCH AND DEVELOPMENT
CHIEF SCIENTIFIC OFFICER


hc2
Indicator Dye
50 ml
Denaturation Reagent*
(Dilute NaOH Solution)
Reactif de Denaturation
(Solution NaOH diluee)
Denaturierungsreagenz
(Verdunnte NaOH Losung)
Reagente di Denaturazione
(Soluzione Diluita di NaOH)
Reactivo de Desnaturalización
(Solución Diluida de NaOH)
Negative Control
1 ml
High-Risk HPV Calibrator
1 each
Capture Microplate
Microplaques de Capture
Capture-Microplatten
Micropiastre Sensibilizzate
Microplaca de Captura
Detection Reagent 2
(Chemiluminescent Substrate)
gs on reverse. See accompanying package insert for more details.

We are leveraging our position as a pioneer in HPV testing to become a global leader in the gene-based testing market.

Achievements

261% revenue growth over last four years

TOTAL REVENUE
($ in millions)



70
60
50
40
30
20
10
0
99 00 01 02 03

GROSS MARGIN
($ in millions)



50
40
30
20
10
0
99 00 01 02 03

HC TEST UNIT VOLUME
(in millions)



3.5
3.0
2.5
2.0
1.5
1.0
.5
0
99 00 01 02 03

HPV REVENUE
($ in millions)



50
40
30
20
10
0
99 00 01 02 03

Business Milestones

DELIVERED MORE THAN 2.5 MILLION HPV TESTS
in 50 countries—a 55% increase during fiscal 2003.

EXPANDED GROSS MARGIN
to 79% from 72% in fiscal 2002.

HPV TESTING RECOMMENDED BY THE AMERICAN COLLEGE OF OBSTETRICIANS AND GYNECOLOGISTS
in its July 2003 bulletin. The *DNAwithPap* Test could become the standard of care in cervical cancer screening in the United States.[1]

EXPANDED THE NUMBER OF LABORATORIES
performing our Hybrid Capture® tests to approximately 1,000 worldwide.

ACHIEVED NEARLY UNIVERSAL REIMBURSEMENT
coverage in the United States for ASC-US follow-up testing. Expanded coverage of the *DNAwithPap* Test to more than 50 million covered lives.



EVAN JONES

CHARLES M. FLEISCHMAN

TO OUR STOCKHOLDERS

Fiscal 2003 was a year of record results and strategic achievement for Digene. Success in the HPV market translated into 29% overall revenue growth for the fiscal year to $63 million, and we achieved important commercial, regulatory and financial milestones. Our hc_2 High-Risk HPV DNA Test has become the standard of care for ASC-US testing in the United States contributing to a 40% increase in HPV testing revenue for the fiscal year to $51 million. FDA approval of the *DNAwithPap* Test was an historic accomplishment for the company, and we achieved our first quarter of net profit. As we look to the future, our accomplishments during 2003 expand the opportunities for the company and position Digene for continued commercial success.

TRANSFORMING FDA APPROVAL FDA approval of the *DNAwithPap* Test to adjunctively screen women age 30 and older to assess the presence or absence of high-risk HPV types was a significant accomplishment for Digene. Beginning with preliminary screening guidelines published by the American Cancer Society in November 2002 and combined with the strong and growing body of clinical support for HPV testing as a critical part of cervical cancer screening programs, this landmark approval has the potential to transform Digene from a successful molecular diagnostic company to a world-class cervical cancer screening company. The March 2003 *DNAwithPap* Test approval expands our potential U.S. target market from approximately three million annual tests to approximately 30–35 million annual tests—a $400 million potential market. Our success with ASC-US Pap follow-up testing positions Digene strongly to capitalize on the *DNAwithPap* opportunity.

Currently, approximately 60% of U.S. women with ASC-US Pap test results are tested with the hc_2 High-Risk HPV DNA Test as a follow-up to their abnormal Pap. Testing is performed through a network of approximately 300 laboratories that offer our HPV Test. Reimbursement for the ASC-US indication is currently available for approximately 90% of the U.S. population with health insurance. Already, health insurance plans with more than 50 million covered lives reimburse the new *DNAwithPap* Test, and coverage continues to grow. Approval of the *DNAwithPap* Test underscores Digene's leadership role in women's health diagnostics.

NORTH AMERICAN SUCCESS We continued to achieve record results in the United States—HPV Test sales increased 64% to $40 million and total revenue increased 51% to $46 million. Continued market share gains in the ASC-US testing market were the key to our success during the year. Looking forward, we expect revenue from the *DNAwithPap* Test to fuel our growth in the United States. In June, we completed the initial launch of the *DNAwithPap* Test to the laboratory market. The full product and promotional launch is scheduled for September 2003. As part of our commercialization program, we have contracted to establish a 34-person detailing sales organization dedicated solely to promoting the *DNAwithPap* Test to physicians.

There are five key elements to the *DNAwithPap* Test commercialization plan. First, we are working to formalize and communicate support of governmental agencies, medical societies and physician groups. Examples of this program include recent public statements of support we have received from the Society of Gynecologic Oncologists and the Gynecologic Cancer Foundation. In July 2003, the American College of Obstetricians and Gynecologists (ACOG) recommended the use of HPV testing, in conjunction with the Pap, for screening women age 30 and older. In addition, several organizations are working to publish interim patient management guidelines. Second, we are partnering with women's advocacy groups to communicate their support and to educate the public. Third, we plan to establish formalized programs to co-market the *DNAwithPap* Test to physicians and payors with our laboratory partners. Fourth, we are creating demand through physician education programs driven by our recently established physician detailing organization and third-party organizations working independently

FINANCIAL HIGHLIGHTS

Years ended June 30,	2001	2002	2003
Total revenues	$34,196,886	$48,847,777	$63,101,896
Revenues:			
Product sales	$32,706,349	$45,750,124	$62,440,415
Distribution contract	$ 837,577	$ 2,357,239	$ 0
Other	$ 652,960	$ 740,414	$ 661,481
Net loss	$ (6,480,997)	$ (9,396,616)	$ (4,323,511)
Net loss per share	$ (0.39)	$ (0.54)	$ (0.24)
Weighted average shares outstanding	16,556,863	17,360,725	18,135,689
Cash, cash equivalents and short-term investments	$29,603,664	$39,593,239	$34,292,123

to educate physicians and women about the proper use of the combined tests. Finally, we are working to establish comprehensive health insurance reimbursement based on the first four parts of our strategy.

DIGENE EUROPE SUCCESSFULLY ESTABLISHED The next major strategic achievement during the fiscal year was the creation of Digene's first direct sales capability in Europe. Subsidiary operating companies were established in six European countries during the year. The transition from the distributor sales model to direct sales was a large undertaking, which negatively impacted our financial results in the first half of the fiscal year. During the second half of the year, we began to see encouraging signs of progress resulting in 30% growth in our HPV Test sales to $8 million. Excluding minimum sales commitments paid by Roche Molecular Systems in fiscal 2002, the European business increased 4% during the fiscal year to $11 million. Progress in Europe during the year has reinforced our belief that it was the right decision to establish direct European sales operations. With a team of approximately 45 competent professionals and further planned expansion of our sales organization, we look forward to replicating our North American success in Europe.

INVESTING FOR THE FUTURE We continue to invest heavily for the future of the company. During the fiscal year, we strengthened our sales and marketing and operations capabilities—total headcount is now approximately 300, a figure we expect to grow further during fiscal 2004. Our research and development investments continue to be directed at productivity improvements for HPV testing, new indications for our technology and associated regulatory approvals. As these submissions to the FDA are completed, we expect to commit significant resources to commercializing the next generation of cervical cancer screening systems that we have under development. We are also working to expand our portfolio of women's health diagnostic tests. We are beginning to see encouraging results from our chlamydia/gonorrhea testing business—revenue increased to approximately $1.5 million during the year and is expected to continue to grow.

Protecting our intellectual property continues to be an important area of investment. During the year, we progressed our litigation with Enzo BioChem. We also moved our action for patent infringement forward against Ventana Medical Systems, alleging that Ventana has infringed certain Digene HPV patents. The action was expanded to include Beckman Coulter, Inc. as a co-defendant, as well as additional claims against Ventana. We believe these proceedings are in the best interest of our stockholders over the longer term, even though they are costly.

REVENUE GROWTH AND PROFITABILITY We are very proud of the operating performance of our business. During the year, we shipped more than three million Hybrid Capture tests globally, a 40% increase. Gross margin expanded to 79% of product sales, up from 72% in fiscal 2002. After seven years as a public company, we realized a level of revenues where we could both invest the necessary resources to build a rapidly growing medical products business and operate profitably. We reached this important milestone with strong momentum in our underlying business and a solid balance sheet with $34 million in cash, cash equivalents and short-term investments. During fiscal 2004, we expect to see continued growth and our first full year of profitable operations as we commercialize the *DNAwithPap* Test.

As we reflect on the important milestones accomplished in 2003 and the potential for our success, we are grateful to our customers and clinical partners for their support. We thank our employees and other leaders in the company who have worked tirelessly toward common goals of building a great company. We also acknowledge the outstanding contribution of Dr. Wayne Hockmeyer who retired in October from the Board of Directors, after serving since 1996. We are dedicated to realizing our potential as a leader in women's health diagnostic testing and as an innovator in the molecular diagnostic testing business. In addition, we thank you, our stockholders, for your continuing support.

Evan Jones
Chief Executive Officer and Chairman of the Board of Directors

September 9, 2003

Charles M. Fleischman
President, Chief Operating Officer, Chief Financial Officer and Director



Evan Jones



Charles M. Fleischman



Joseph M. Migliara



John H. Landon



John J. Whitehead



Cynthia L. Sullivan

BOARD OF DIRECTORS

Evan Jones
Chief Executive Officer and Chairman of the Board of Directors, Digene Corporation

Charles M. Fleischman
President, Chief Operating Officer and Chief Financial Officer, Digene Corporation

Joseph M. Migliara
Private Investor

John H. Landon
Retired Executive with E.I. duPont de Nemours and Company

John J. Whitehead
Partner, Whitehead Partners

Cynthia L. Sullivan
President and Chief Executive Officer, Immunomedics, Inc.



Officers Standing (left to right): Charles M. Fleischman, Donna Marie Seyfried, William J. Payne, Ph.D., Robert McG. Lilley, C. Douglas White, Belinda O. Patrick, Larry R. Wellman. Seated (left to right): Evan Jones, Attila T. Lorincz, Ph.D., Joseph P. Slattery. Not present: Susan M. Keese and Linda L. Alexander, Ph.D.

OFFICERS

Evan Jones
Chief Executive Officer and Chairman of the Board of Directors

Charles M. Fleischman
President, Chief Operating Officer and Chief Financial Officer

Robert McG. Lilley
Senior Vice President, Global Sales and Marketing

Attila T. Lorincz, Ph.D.
Senior Vice President, Research and Development Chief Scientific Officer

Belinda O. Patrick
Senior Vice President, Manufacturing Operations

Joseph P. Slattery
Senior Vice President, Finance and Information Systems

William J. Payne, Ph.D.
Vice President, Automation and Engineering

Donna Marie Seyfried
Vice President, Business Development

Larry R. Wellman
Vice President, Human Resources

Susan M. Keese
Vice President, Global Product and Operations Marketing

Linda L. Alexander, Ph.D.
Vice President, Women's Health

C. Douglas White
Vice President, North American Sales and Marketing

DIGENE CORPORATION

2003 Financials

COMPANY PROFILE

Digene Corporation develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. Digene's primary focus is in women's cancers and infectious diseases where the Company's lead product is the only FDA-approved test for human papillomavirus, or HPV, which studies show is the cause of greater than 99% of cervical cancer cases. The Digene hc2 High-Risk HPV DNA Test is approved in the United States for use in conjunction with the Pap test as a primary screen for cervical cancer and its precursors in women age 30 and older and as a follow-up to an abnormal Pap test result in women independent of age. The Company's product portfolio also includes DNA tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea, and tests for blood viruses.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below with respect to Digene's Consolidated Statements of Operations for the fiscal years ended June 30, 2001, 2002 and 2003 and with respect to Digene's Consolidated Balance Sheets at June 30, 2002 and 2003 are derived from the audited Consolidated Financial Statements of Digene, which are included elsewhere in this Annual Report. Consolidated Statements of Operations data for the fiscal years ended June 30, 1999 and 2000 and Consolidated Balance Sheet data at June 30, 1999, 2000 and 2001 are derived from Consolidated Financial Statements of Digene not included herein. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements, the related Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report.

	Fiscal Year Ended June 30,				
	1999	2000	2001	2002	2003
	(in thousands, except per share loss)				
Consolidated Statement of Operations Data:					
Revenues:					
Product sales[1]	$ 17,014	$ 22,287	$ 32,706	$ 45,750	$ 62,440
Distribution contract[1]	—	—	838	2,357	—
Other revenues	453	757	653	741	662
Total revenues	17,467	23,044	34,197	48,848	63,102
Costs and expenses:					
Cost of product sales[1]	6,389	7,919	12,553	12,938	13,383
Research and development	4,643	6,123	8,120	9,265	10,262
Selling and marketing[1]	10,254	10,652	12,548	19,835	27,913
General and administrative	5,957	6,346	8,336	14,024	16,642
Abbott termination fee	—	—	—	2,500	—
Amortization of intangible assets	150	150	150	150	—
Total costs and expenses	27,393	31,190	41,707	58,712	68,200
Loss from operations	(9,926)	(8,146)	(7,510)	(9,864)	(5,098)
Interest income	985	1,050	1,194	729	593
Interest expense	(30)	—	(11)	(32)	(273)
Other income (expense)	(184)	513	(37)	(20)	678
Loss from operations before income taxes	(9,155)	(6,583)	(6,364)	(9,187)	(4,100)
Provision for income taxes	149	184	117	210	224
Net loss	$ (9,304)	$ (6,767)	$ (6,481)	$ (9,397)	$ (4,324)
Basic and diluted net loss per share[2]	$ (0.65)	$ (0.44)	$ (0.39)	$ (0.54)	$ (0.24)
Weighted average shares outstanding[2]	14,354	15,296	16,557	17,361	18,136

	June 30,				
	1999	2000	2001	2002	2003
Consolidated Balance Sheet Data:					
Working capital	$ 20,499	$ 24,268	$ 26,905	$ 39,828	$ 36,119
Total assets	28,108	35,785	48,195	67,241	63,375
Long-term debt, less current maturities	—	—	1,000	3,690	2,154
Accumulated deficit	(48,720)	(55,487)	(61,968)	(71,365)	(75,688)
Total stockholders' equity	23,687	29,425	26,334	39,639	43,006

[1] Certain amounts have been reclassified to conform to current year presentation.
[2] Computed on the basis described in Note 2 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes to such Consolidated Financial Statements. Some of the information that follows are not statements of historical fact but merely reflect our intent, belief or expectations regarding the anticipated effect of events, circumstances and trends. Such statements should be considered as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations. Factors that might cause or contribute to differences between our expectations and actual results include: uncertainty of market acceptance of our products by the worldwide medical community; dependence on third-party reimbursement from government entities, managed care organizations, and private insurance plans; our ability to scale up our manufacturing to the extent product sales increase; our limited sales and marketing experience; the extent of future expenditures for sales and marketing programs; uncertainty of clinical trial results for our products in development; risk that other companies may develop and market human papillomavirus, or HPV, tests competitive with our own; uncertainty regarding patents and propriety rights in connection with our products and products in development; delay in or failure to obtain regulatory approvals for our products in development; uncertainty of future profitability and cash generation from operations; our ability, if necessary, to obtain requisite additional financing to fund our operations beyond calendar year 2004; risks inherent in international transactions, including those relating to our expansion in Europe and elsewhere; and other factors as discussed in our filings with the United States Securities and Exchange Commission.

OVERVIEW

Since our incorporation in 1987, we have devoted substantially all of our resources to developing, manufacturing and marketing our proprietary gene-based testing systems using our patented Hybrid Capture® technology for the screening, monitoring and diagnosis of human diseases. Since our inception, we have incurred substantial operating losses, resulting principally from expenses associated with our research and development programs, including preclinical studies, clinical trials and regulatory submissions for our products, the expansion of our manufacturing facilities and our global sales and marketing activities.

Our revenues have been derived primarily from the sales of our HPV Tests, which, for fiscal 2003, accounted for 81% of total revenues. We expect that the growing acceptance of our HPV Tests in both the United States and abroad will continue to drive the growth in revenues from our HPV Tests in the future.

In fiscal 2003, our gross margins improved substantially over the prior fiscal year. In fiscal 2004, we believe that we will be able to sustain gross margins consistent with, or better than, fiscal 2003 as we continue to scale up our manufacturing operations and realize expanded margins as a result of our direct distribution efforts in Europe.

We believe that continuing to substantially increase our investment in sales and marketing and in research and development is essential to allow us to capitalize more fully on the potential of our HPV Tests and our core technology. We will continue to invest heavily in our direct sales organization and marketing activities in the United States while also expanding our direct European distribution operation. We also expect to moderately increase our expenditures in the development of our next-generation Hybrid Capture 3 and 4 platforms and clinical trial activities for human papillomavirus screening in the coming fiscal year as compared to fiscal 2003.

Our sales and marketing expenditures have been and will continue to be focused on accelerating the adoption of human papillomavirus testing worldwide. We intend to capitalize on the growing acceptance of our HPV Tests in the United States and internationally by physicians, laboratories and health insurance providers by materially increasing expenditures on sales and marketing over the next several quarters. The increase in expenditures will be primarily directed at expanded direct sales and marketing efforts in the United States and Europe.

We expect our general and administrative expenses will increase to provide adequate infrastructure for our sales and marketing activities, to pay the anticipated expenses associated with our ongoing litigation matters, to support greater research and development activities and to support the overall growth of our business.

Despite these anticipated increases in expenditures, we expect the turn to profitability we achieved in the fourth quarter of fiscal 2003 to continue through fiscal 2004 driven by continued strong gross margins. There can be no assurance that we will meet this goal.

RESULTS OF OPERATIONS

Comparison of Fiscal Year Ended June 30, 2003 to Fiscal Year Ended June 30, 2002

Product sales increased over 36% to approximately $62,440,000 in fiscal 2003 from approximately $45,750,000 in fiscal 2002. The increase was due primarily to a 40% growth in sales of our HPV Tests over such sales in the corresponding period in fiscal 2002, partially offset by decreases in sales of equipment and certain non-core products. The majority of the growth in HPV product sales was in the United States (64% over such sales in the corresponding period in fiscal 2002) and in Europe (30% over such sales in the corresponding period in fiscal 2002).

During fiscal 2003, we did not recognize any revenue related to minimum purchase guarantees under the Roche Distribution Contract, whereas in fiscal 2002 we recognized approximately $2,357,000. Please see "Liquidity and Capital Resources" below for a description of the Roche Distribution Contract.

Other revenues included research and development contract revenues, equipment rental revenues and licensing revenues. Other revenues decreased almost 11% to approximately $662,000 in fiscal 2003 from approximately $741,000 in fiscal 2002. The decrease was due primarily to a reduction in research and development services revenue and licensing revenue. The decrease was partially offset by the recognition of certain equipment sales to Roche in Europe which were initially deferred in the fourth quarter of fiscal 2002. Please see "Liquidity and Capital Resources" below for a description of the Roche Distribution Contract.

Cost of product sales increased by 3% to approximately $13,383,000 in fiscal 2003 from approximately $12,938,000 in fiscal 2002. Gross margins on product sales increased to 79% in fiscal 2003 from 72% in fiscal 2002. The increase in gross margin percentage primarily related to increased sales of our higher margin reagent test kits, particularly HPV Tests, principally in the United States, as well as decreased sales of lower margin equipment products.

Cost of product sales was negatively impacted in fiscal 2003 because of a voluntary product recall, resulting in a charge to Cost of product sales of approximately $425,000 during February 2003. We initiated a voluntary recall involving our Hybrid Capture 2, or hc_2, HPV DNA and Chlamydia, or CT, Tests. This recall was limited to certain product lots which were manufactured using a specific lot of raw material that had the potential to cause false positive patient specimen results. We informed the U.S. Food and Drug Administration ("FDA") of the recall. We conducted an investigation into the root cause of this product performance issue for the hc_2 product line, and developed a raw material release testing corrective action plan. On June 20, 2003, the FDA approved the modification of our lot release testing procedures related to the component that relied on the raw material found to have been contaminated. Because this voluntary recall was limited to a certain identified lot of raw material, we were able to supply our customers with product manufactured from acceptable raw material lots. In addition, we have expanded our ongoing quality improvement program to ensure continued reliability as manufacturing volume increases to meet anticipated growth in demand for our HPV Tests.

Research and development expenses increased 11% to approximately $10,262,000 in fiscal 2003 from approximately $9,265,000 in fiscal 2002. The increase in expenses was due primarily to a 305% increase in professional services and clinical trial expenses, to approximately $2,593,000, partially offset by a decrease in personnel costs, which decreased 11% to approximately $4,364,000, and laboratory supplies, which decreased 29% to approximately $815,000. The increase in professional services is due largely to costs incurred in preparation for compliance with the European Union In Vitro Diagnostic Directive ("IVDD") regulations. We expect that compliance with the European Union IVDD regulations will continue to require investment during fiscal 2004. Our research and development activities focus on our platform technology, including different or modified uses of such technology, and improvements to our diagnostic test and equipment products. Because our research and development expenditures tend to benefit multiple product offerings, we do not track and maintain research and development expenses on a per-product or per-disease target basis.

During fiscal 2003, we focused our research and development activities on completing regulatory activities to add new claims and indications to existing products in the U.S. and abroad, support and improvement of existing product lines, the development of several new products and core research efforts for next-generation technologies. Work is continuing on the development of a Hybrid Capture HPV Test application for our automated Rapid Capture™ System, including accommodating the use of multiple DNA-probes in a single run in conjunction with our current product lines; the development of methods to improve specimen processing procedures and throughput, including procedures for the improved processing of Cytyc Corporation's ThinPrep® specimens for HPV, CT and gonorrhea, or GC, testing; improved equipment for faster specimen processing; and the development of our Universal Collection Medium, or UCM™, that is expected to allow simultaneous testing for HPV, CT/GC and of other genetic and cellular material from a single patient sample. Verification was completed and clinical trials are in process for a method for converting specimens collected in TriPath Imaging's SurePath™ liquid cytology medium. Clinical trials are also underway to validate CT/GC testing from Cytyc's ThinPrep specimens, an HPV application for the Rapid Capture System, and a procedural modification to our hc_2 assay designed to improve test robustness. Work was completed on an HPV ThinPrep application using cervical specimens collected with a brush/spatula device and the data has been submitted to the FDA. Development is continuing on our next generation of Hybrid Capture technology, initially for the improved detection of HPV and the evaluation of certain molecular markers to complement our HPV Tests in cervical screening applications. We are continuing several basic research programs with the goal of developing improved molecular diagnostic assay systems for the detection of HPV and other targets of interest in the area of women's cancers and infectious diseases.

As part of our research and development activities, we submitted a PMA Supplement Amendment to the FDA in September 2002 to obtain market approval for the use of our hc_2 HPV Test in conjunction with the Pap test for adjunctive screening for women age 30 and older. We worked closely with the FDA and received an approval on March 31, 2003. This product indication is being marketed in the United States under the trade name DNAwithPap™ Test.

Selling and marketing expenses increased 41% to approximately $27,913,000 in fiscal 2003 from approximately $19,835,000 in fiscal 2002. The increase in fiscal 2003 was due primarily to personnel costs, which increased 44% to approximately $8,776,000, and royalty expenses, which increased 34% to approximately $2,814,000. In addition, depreciation expense increased 140% to approximately $2,359,000 in fiscal 2003 due primarily to the May 2002 repurchase of equipment from Abbott Laboratories ("Abbott") upon expiration of the non-exclusive wind-down period of our distribution agreement with Abbott (the "Abbott Agreement"). Additionally, professional services increased 79% to approximately $2,160,000 due largely to the use of consultants to assist with the rapid growth of our distribution infrastructure in Europe.

Geographically, the majority of the increase in our selling and marketing expenses for fiscal 2003, excluding royalties, was incurred in Europe, which increased 79% to approximately $9,867,000 over the corresponding period in fiscal 2002 as we established subsidiaries, hired employees and continued to develop a distribution infrastructure.

We expect our selling and marketing expenses to increase during fiscal 2004 as we expand our direct sales and marketing activities in the United States to increase HPV product sales, including the new indication, DNAwithPap used in conjunction with the Pap test, commercialize our CT/GC products and continue the build-up of our direct sales and marketing operations in Europe. As part of our commercialization program for the DNAwithPap Test, we have contracted to establish a 34-person detailing sales organization with PDI, Inc. dedicated to promoting the DNAwithPap Test to physicians. We expect to continue to increase our investment in physician education to promote the commercialization of the DNAwithPap Test.

General and administrative expenses increased 19% to approximately $16,642,000 in fiscal 2003 from approximately $14,024,000 in fiscal 2002. The increase was due primarily to professional fees, which increased 26% to approximately $7,222,000, primarily related to costs associated with litigation matters; personnel costs, which increased 34% to approximately $6,577,000; and insurance, which increased 84% to approximately $952,000, principally related to increased costs for directors' and officers' insurance coverage. These increases were partially offset by a decrease in bad debt expense of $526,000 during fiscal 2003 due to strong collection efforts of outstanding receivables.

Geographically, the majority of the increase in general and administrative expenses for fiscal 2003 was incurred in Europe, which increased 618% to approximately $2,461,000 over the corresponding period in fiscal 2002 due to our change to direct distribution, and in the United States, which increased 4% over the corresponding period in fiscal 2002 to approximately $13,869,000, due primarily to the aforementioned litigation expenditures.

Interest income decreased 19% to approximately $593,000 in fiscal 2003 from approximately $729,000 in fiscal 2002. The decrease was primarily due to a decrease in average cash balances and lower interest rates in fiscal 2003 compared to the corresponding period in fiscal 2002.

Interest expense increased to approximately $273,000 in fiscal 2003 compared to approximately $32,000 in fiscal 2002 primarily due to interest on long-term debt due to Abbott as part of the repurchase of equipment at the end of fiscal 2002, and interest on the note due to Roche as a result of the repurchase of inventory from Roche in January 2003.

Other income increased to approximately $678,000 in fiscal 2003 from a loss of approximately $20,000 in fiscal 2002 primarily due to foreign exchange gains and losses.

Comparison of Fiscal Year Ended June 30, 2002 to Fiscal Year Ended June 30, 2001

Product sales increased to approximately $45,750,000 in fiscal 2002 from approximately $32,706,000 in fiscal 2001. The increase was due primarily to an 83% growth in sales of our HPV Tests and testing services over such sales in the corresponding period in fiscal 2001, partially offset by decreases in sales of equipment and non-core products. The majority of the growth in HPV products sales was in the United States (96% over such sales in the corresponding period in fiscal 2001) and in Europe (62% over such sales in the corresponding period in fiscal 2001).

During fiscal 2002, we recognized revenue of approximately $2,357,000 related to minimum purchase guarantees under the Roche Distribution Contract as compared to approximately $838,000 in fiscal 2001. Please see "Liquidity and Capital Resources" below for a description of the Roche Distribution Contract.

Other revenues included research and development contract revenues, equipment rental revenues and licensing revenues. Other revenues increased to approximately $740,000 in fiscal 2002 from approximately $653,000 in fiscal 2001. The increase was due primarily to the recognition of equipment sales in Europe which were initially deferred in the fourth quarter of fiscal 2002, and additional research and development revenue under an existing contract, partially offset by a reduction in licensing revenue under an exclusive contract, which was converted to non-exclusive during fiscal 2001.

Cost of product sales marginally increased to approximately $12,938,000 in fiscal 2002 from approximately $12,553,000 in fiscal 2001. Gross margins on product sales increased to 72% in fiscal 2002 from 62% in fiscal 2001. The increase in gross margin percentage primarily related to increased sales of our HPV Test products, principally in the United States where we sold such products directly in fiscal 2002, and decreased sales of lower margin equipment products, as well as the elimination, by the first quarter of fiscal 2002, of certain expenses associated with the relocation to our new manufacturing facility in April 2000 (which negatively impacted our gross margins during fiscal 2001), improved inventory management and the recognition of minimum purchase guarantees by Roche, partially offset by European value added taxes on inventory purchases.

Research and development expenses increased to approximately $9,265,000 in fiscal 2002 from approximately $8,120,000 in fiscal 2001. The increase in expenses was due primarily to personnel costs, which increased 23%, professional services and clinical trial expenses, which increased 18% and laboratory supplies, which increased 8%.

During fiscal 2002, we focused our research and development activities principally on: the development of our Rapid Capture System for automated processing of our Hybrid Capture tests, initially related to HPV and CT/GC; activities related to the preparation of a PMA supplement that we submitted to the U.S. Food and Drug Administration (FDA) in October 2001 to obtain market approval for the DNAwithPap which involves the use of our hc_2 HPV Test as a primary cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older, which was subsequently approved on March 31, 2003; the development of our universal collection medium (UCM) that is expected to allow the simultaneous testing for HPV, chlamydia and gonorrhea and of other genetic and cellular material from a single patient sample; clinical trials related to CT/GC testing from Cytyc's PreservCyt® specimens and HPV testing from the TriPath Imaging's SurePath specimens; and the creation of our next generation of Hybrid Capture technology.

Selling and marketing expenses increased to approximately $19,835,000 in fiscal 2002 from approximately $12,548,000 in fiscal 2001. The increase was due primarily to various marketing programs and associated professional expenses, which increased 110%, royalty costs, which increased 63%, and personnel costs, which increased 26%. In fiscal 2002, we retained the services of an advertising agency. All of the costs associated with this agency were treated as advertising costs.

General and administrative expenses increased to approximately $14,024,000 in fiscal 2002 from approximately $8,336,000 in fiscal 2001. The increase was due primarily to professional fees, which increased 142%, and personnel costs, which increased 21%. The increase in professional fees was primarily attributable to legal and accounting fees associated with our proposed merger with Cytyc Corporation, as well as our litigation proceedings with Ventana Medical Systems, Inc. and with Enzo Biochem, Inc. and its subsidiary, Enzo Diagnostics, Inc. In addition, in June 2002, we determined the balance outstanding on the promissory note with KD Medical, Inc. was uncollectible and took a charge against operations for the unpaid principal and accrued interest of approximately $407,000.

In connection with an amendment to the Abbott Agreement, on January 28, 2002, Digene issued 87,873 shares of common stock to Abbott in a private placement transaction representing an agreed upon termination fee paid to Abbott as consideration for the termination of Abbott's exclusive rights to sell our chlamydia and gonorrhea products worldwide. Digene recognized a one-time expense of $2,500,000 in the third quarter of fiscal 2002 representing the fair market value of the shares issued to Abbott in this transaction.

Interest income decreased to approximately $730,000 in fiscal 2002 from approximately $1,194,000 in fiscal 2001. The decrease was primarily due to lower interest rates in fiscal 2002 compared to the corresponding period in fiscal 2001. The cash received from Roche associated with advance minimum payments was held in an account that did not provide interest income to Digene.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, our expenses have significantly exceeded our revenues, resulting in an accumulated deficit of approximately $75,688,000 at June 30, 2003. We have funded our operations primarily through the sale of equity securities and revenues from product sales and research and development contracts. At June 30, 2003, we had cash, cash equivalents and short-term investments aggregating approximately $34,292,000. We had negative cash flows from operations of approximately $1,834,000 for the year ending June 30, 2003 compared to negative cash flows from operations of approximately $8,637,000 for the year ending June 30, 2002. The negative cash flow for the year ending June 30, 2003 was primarily the result of non-recurring payments to professionals related to our terminated merger transaction with Cytyc Corporation, all of which were accrued during fiscal 2002, in addition to net loss for the period. Positive cash flows from financing activities for the year ending June 30, 2002 are primarily the result of a private offering of 588,235 shares of common stock on January 30, 2002, the net proceeds of which, after expenses, were approximately $14,920,000.

Capital expenditures increased to approximately $3,764,000 for the year ended June 30, 2003 from approximately $1,543,000 for the corresponding period in fiscal 2002. A substantial portion of the capital expenditures in fiscal 2003 related to our repurchase of equipment from Roche, as described below. The capital expenditures for the year ended June 30, 2003 do not reflect the application of the remaining deferred revenues and deferred costs, which had been on the balance sheet related to the fiscal year 2002 sale of equipment to Roche, more fully described below.

On April 29, 2001, we entered into a letter agreement with Roche Molecular Systems (the "Roche Distribution Contract"), which established Roche Molecular Systems ("Roche") as the co-exclusive distributor of our human papillomavirus ("HPV") products in Europe, Africa and the Middle East from May 1, 2001 through June 30, 2002. In June 2002, we adopted as our sole strategy for the distribution of our HPV products in Europe, Africa and the Middle East, a combination of direct distribution through our European infrastructure and the use of local distributors and agents.

On June 30, 2002, the term of the Roche Distribution Contract expired, subject to a non-exclusive wind-down period. Under the Roche Distribution Contract, we had the option, exercisable within 30 days after December 31, 2002, to buy back from Roche equipment purchased from us by Roche and in use for HPV testing in customer's laboratories on June 30, 2002. In June 2002, as part of our strategic decision, we decided that we would exercise the option to repurchase the equipment.

In recognition of the decision to repurchase the equipment, commencing in the fourth quarter of 2002, we deferred recognition of equipment sold to Roche. Equipment sold during this time period had a sales price of $2.3 million and a cost of $1.4 million, which amounts were recorded as deferred revenue and deferred costs, respectively. The deferred revenue and deferred costs were being amortized over a four-year period to other revenue (as equipment rental) and selling and marketing expenses, respectively. For fiscal 2002, we recorded Other revenue and Selling and marketing expenses of $109,000 and $67,000, respectively related to the amortization of these balances. For fiscal 2003, we recorded other revenue and selling and marketing expenses of $288,000 and $177,000, respectively, related to the amortization of these balances prior to the commencement of the repurchase. At December 31, 2002, when amortization ceased, the remaining deferred revenue and deferred cost balances were $1,904,000 and $1,169,000, respectively, for a remaining net credit as of December 31, 2002 of $734,000.

On December 20, 2002, we amended the Roche Distribution Contract to terminate the wind-down period on December 31, 2002 and to establish the procedures for our repurchase from Roche of HPV-related testing equipment purchased from us by Roche under the Roche Distribution Contract. The repurchase price for the equipment in use for HPV testing in customers' laboratories is the equipments' December 31, 2002 depreciated value, which is the net selling price less any amounts Roche recorded as depreciation based on a straight-line basis over a four-year period. The repurchase price for the equipment in inventory is a discount from the transfer price paid by Roche under the Roche Distribution Contract.

The parties consummated the HPV equipment repurchase on January 6, 2003, subject to reconciliation. In January 2003 Digene and its affiliates paid Roche an aggregate of approximately $2.6 million for the HPV equipment in inventory and in use at customers' laboratories in Europe. A portion of the purchase price was paid by the issuance of a note payable due to Roche, which will be paid in one installment in January 2004, and the remainder of the purchase price was paid in cash. A final settlement for the repurchased assets was completed with Roche in June 2003.

The total consideration paid to Roche for the fixed assets and inventory after reaching a final settlement was $2,488,000, or $1,753,000 after consideration of the remaining net credit of $734,000 mentioned above.

We anticipate that working capital requirements will increase moderately for the foreseeable future due to the investment necessary to support our European direct distribution operations, including the January 2003 buy back from Roche of equipment in Europe, as well as increasing accounts receivable as a result of expected revenue growth. We have incurred negative cash flows from operations since our inception, and have expended, and expect to continue to expend in the future, substantial funds to complete our planned product development efforts, expand our sales and marketing activities and expand our manufacturing capabilities. We expect that our existing capital resources will be adequate to fund our operations through fiscal 2004. Our future capital requirements and the adequacy of available funds may change, however, based on numerous factors, including our degree of success in commercializing our products, progress in our product development efforts and the magnitude and scope of such efforts, progress with preclinical studies and clinical trials, progress in our regulatory affairs activities, the cost and timing of expansion of our manufacturing capabilities, the development and maintenance of effective sales and marketing activities, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, competing technological and market developments, and the development and maturation of strategic alliances for the marketing of our products. To the extent that our existing capital resources and funds generated from operations are insufficient to meet current or planned operating requirements, we will be required to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through other sources. We do not have any committed sources of additional financing, and there can be no assurance that additional funding, if necessary, will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, scale back or eliminate certain aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products or potential markets. Under such conditions, our business, financial condition and results of operations will be materially adversely affected.

We have summarized below our material contractual obligations as of June 30, 2003 (in thousands):

Contractual Obligations	Total	Less than One Year (Fiscal 2004)	One to Three Years (Fiscal 2005–2007)	Four to Five Years (Fiscal 2008–2009)	After Five Years (After Fiscal 2009)
Long-term debt	$ 4,794,607	$2,640,363	$ 1,653,779	$ 180,334	$ 320,131
Operating leases	18,781,119	2,941,613	8,583,901	5,637,336	1,618,269
Total contractual cash obligations	$23,575,726	$5,581,976	$10,237,680	$5,817,670	$1,938,400

CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

We prepare our financial statements in conformity with accounting principles generally accepted in the United States. Such accounting principles require that our management make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Our actual results could differ materially from those estimates. The items in our consolidated financial statements that have required us to make significant estimates and judgments are as follows:

- **Inventory management.** Our inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach, which approximates the first-in first-out method of inventory management. We also record provisions for inventories which may not be salable due to anticipated trends in sales volume and/or pricing and our estimates of net realizable value. These provisions are determined based on significant estimates.
- **Revenue recognition.** We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. We establish allowances for estimated uncollectible amounts, product returns and discounts based on historical default rates and specifically identified problem accounts.
- **Accounting for employee stock options.** We account for our employee stock-based compensation in accordance with the provisions of APB No. 25, and related interpretations, which allow us to recognize compensation costs for the excess of the estimated fair value of the stock option at the grant date over the exercise price, if any. An alternative method of accounting would apply the principles of SFAS No. 123 which require the fair value of the stock option to be recognized at the date of grant and amortized to compensation expense over the stock options' vesting period. Had we applied the principles of SFAS No. 123 for our employee options, our net loss would have been approximately $17,241,000, $24,451,000 and $17,381,000 during our fiscal years ended June 30, 2001, 2002 and 2003 instead of our reported net loss which approximated $6,481,000, $9,397,000 and $4,324,000, respectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk associated with changes in foreign currency exchange rates and interest rates. Our exchange rate risk comes from our operations in Europe and South America. The net impact of foreign exchange activities on earnings was not material for the years ended June 30, 2001, 2002 and 2003. Interest rate exposure is primarily limited to the $34.3 million of cash, cash equivalents and short- and long-term investments owned by us. Such securities are debt instruments that generate interest income for us on cash balances. We do not actively manage the risk of interest rate fluctuations; however, such risk is mitigated by the relatively short term nature, less than twelve months, of certain investments. We do not consider the present rate of inflation to have a significant impact on our business.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Digene Corporation

We have audited the accompanying consolidated balance sheets of Digene Corporation as of June 30, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Digene Corporation at June 30, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

McLean, Virginia
August 15, 2003

CONSOLIDATED BALANCE SHEETS

	June 30, 2002	June 30, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 9,453,125	$ 7,883,129
Short-term investments	30,140,114	26,408,994
Accounts receivable, less allowance of approximately $684,000 and $432,000 at June 30, 2002 and 2003, respectively	9,001,584	10,344,597
Inventories	5,980,386	7,073,920
Prepaid expenses and other current assets	2,195,264	2,189,225
Total current assets	56,770,473	53,899,865
Property and equipment, net	7,398,637	7,515,104
Deferred costs, net	1,345,763	—
Intangible assets, net	900,515	900,515
Deposits and other assets	825,941	1,059,666
Total assets	$ 67,241,329	$ 63,375,150
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 6,496,406	$ 7,489,700
Accrued expenses	5,628,706	3,467,629
Accrued payroll	2,864,436	4,182,327
Current portion of long-term debt	1,377,856	2,640,363
Deferred revenues	575,091	—
Total current liabilities	16,942,495	17,780,019
Deferred rent	353,076	434,908
Deferred revenue, less current portion	1,616,478	—
Long-term debt, less current portion	3,690,496	2,154,244
Deferred liability	5,000,000	—
Stockholders' equity:		
Preferred Stock, $0.10 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common Stock, $0.01 par value, 50,000,000 shares authorized, 17,972,728 and 18,325,208 shares issued and outstanding at June 30, 2002 and 2003, respectively	179,727	183,252
Additional paid-in capital	110,856,010	118,535,272
Deferred stock compensation	(32,137)	(380,633)
Accumulated other comprehensive income	—	356,415
Accumulated deficit	(71,364,816)	(75,688,327)
Total stockholders' equity	39,638,784	43,005,979
Total liabilities and stockholders' equity	$ 67,241,329	$ 63,375,150

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended June 30,		
	2001	2002	2003
Revenues:			
Product sales	$32,706,349	$45,750,124	$62,440,415
Distribution contract	837,577	2,357,239	—
Other	652,960	740,414	661,481
Total revenues	34,196,886	48,847,777	63,101,896
Costs and expenses:			
Cost of product sales	12,552,640	12,937,556	13,383,086
Research and development	8,120,114	9,264,548	10,262,138
Selling and marketing	12,548,476	19,835,304	27,912,724
General and administrative	8,335,562	14,024,276	16,642,100
Abbott termination fee	—	2,500,000	—
Amortization of intangible assets	150,086	150,086	—
Total costs and expenses	41,706,878	58,711,770	68,200,048
Loss from operations	(7,509,992)	(9,863,993)	(5,098,152)
Other income (expense):			
Interest income	1,193,941	729,681	593,331
Interest expense	(10,297)	(32,217)	(272,810)
Other income (expense)	(37,432)	(19,981)	677,585
Loss from operations before income taxes	(6,363,780)	(9,186,510)	(4,100,046)
Provision for income taxes	117,217	210,106	223,465
Net loss	$ (6,480,997)	$ (9,396,616)	$ (4,323,511)
Basic and diluted net loss per share	$ (0.39)	$ (0.54)	$ (0.24)
Weighted average shares outstanding	16,556,863	17,360,725	18,135,689

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Deferred Stock	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Compensation	Income	Deficit	Equity
Balance at June 30, 2000	16,173,538	$161,735	$ 84,846,747	$ (96,411)	$ —	$(55,487,203)	$29,424,868
Exercise of Common Stock options	581,801	5,818	3,352,464	—	—	—	3,358,282
Compensatory stock options earned by non-employees	—	—	—	32,137	—	—	32,137
Net loss	—	—	—	—	—	(6,480,997)	(6,480,997)
Balance at June 30, 2001	16,755,339	167,553	88,199,211	(64,274)	—	(61,968,200)	26,334,290
Exercise of Common Stock options	541,281	5,413	5,244,020	—	—	—	5,249,433
Issuance of Common Stock in connection with private placement financing	588,235	5,882	14,913,658	—	—	—	14,919,540
Issuance of Common Stock in connection with Abbott agreement	87,873	879	2,499,121	—	—	—	2,500,000
Compensatory stock options earned by non-employees	—	—	—	32,137	—	—	32,137
Net loss	—	—	—	—	—	(9,396,616)	(9,396,616)
Balance at June 30, 2002	17,972,728	179,727	110,856,010	(32,137)	—	(71,364,816)	39,638,784
Comprehensive loss:							
Foreign currency translation	—	—	—	—	356,415	—	356,415
Net loss	—	—	—	—	—	(4,323,511)	(4,323,511)
Comprehensive loss							(3,967,096)
Exercise of Common Stock options	209,623	2,096	2,079,691	—	—	—	2,081,787
Issuance of Common Stock to Roche	142,857	1,429	4,998,571	—	—	—	5,000,000
Issuance of Common Stock options to non-employees	—	—	601,000	(601,000)	—	—	—
Compensatory stock options earned by non-employees	—	—	—	252,504	—	—	252,504
Balance at June 30, 2003	18,325,208	$183,252	$118,535,272	$(380,633)	$356,415	$(75,688,327)	$43,005,979

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30,		
	2001	2002	2003
Operating activities			
Net loss	$ (6,480,997)	$ (9,396,616)	$ (4,323,511)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Abbot termination fee	—	2,500,000	—
Write-off note receivable	—	406,500	—
Depreciation and amortization of property and equipment	1,360,729	1,769,567	3,293,454
Amortization of intangible assets	150,086	150,086	—
Loss on disposal of fixed assets	—	—	22,925
Compensation expense related to stock options	32,137	32,137	252,504
Changes in operating assets and liabilities:			
Accounts receivable	(913,870)	(3,306,936)	(1,343,013)
Inventories	(1,148,118)	(431,971)	259,177
Prepaid expenses and other current assets	(777,890)	(509,497)	6,039
Deferred costs	—	(1,412,524)	—
Deposits and other assets	127,680	(110,699)	(233,725)
Accounts payable	(567,952)	3,236,220	993,294
Accrued expenses	1,682,890	2,919,216	(2,161,077)
Accrued payroll	439,173	998,659	1,317,891
Deferred revenues	7,792,000	(5,600,431)	—
Deferred rent	154,828	119,492	81,832
Deferred liability	5,000,000	—	—
Net cash provided by (used in) operating activities	6,850,696	(8,636,797)	(1,834,210)
Investing activities			
Purchases of short-term investments	(14,719,120)	(35,755,094)	(29,940,689)
Sales of short-term investments	18,420,527	14,592,392	33,671,809
Capital expenditures	(1,819,131)	(1,542,601)	(3,763,786)
Net cash provided by (used in) investing activities	1,882,276	(22,705,303)	(32,666)
Financing activities			
Net proceeds from issuance of Common Stock	—	14,919,540	—
Exercise of Common Stock options	3,358,282	5,249,433	2,081,787
Proceeds from long-term debt	1,000,000	—	—
Principal payments of long-term debt	—	—	(1,428,492)
Net cash provided by financing activities	4,358,282	20,168,973	653,295
Effect of currency translations	—	—	(356,415)
Net increase (decrease) in cash and cash equivalents	13,091,254	(11,173,127)	(1,569,996)
Cash and cash equivalents at beginning of year	7,534,998	20,626,252	9,453,125
Cash and cash equivalents at end of year	$ 20,626,252	$ 9,453,125	$ 7,883,129
Supplemental cash flow information			
Interest paid	$ 4,000	$ 13,000	$ 374,000
Income taxes paid	$ 38,000	$ 72,000	$ 149,000

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

Digene Corporation (the "Company" or "Digene") was incorporated as a Delaware corporation in 1987. The Company develops, manufactures and markets its proprietary gene-based testing systems for the screening, monitoring and diagnosis of human diseases. The Company has applied its proprietary Hybrid Capture® technology to develop a diagnostic test for human papillomavirus ("HPV"), which is the primary cause of cervical cancer and is found in greater than 99% of all cervical cancer cases. Digene's product portfolio also includes gene-based tests for the detection of chlamydia, gonorrhea, hepatitis B virus, ("HBV"), and cytomegalovirus, ("CMV").

On June 28, 1996, the Company entered into a joint venture agreement with a Brazilian national to establish Digene do Brasil LTDA, a majority-owned subsidiary of the Company.

In October 1997, the Company established Digene B.V., a Netherlands limited liability company, to act as the Company's European distributor; in 1999 Digene B.V. was made dormant. On March 3, 1998, the Company established a wholly-owned Delaware subsidiary, Digene Europe, Inc., for the marketing of the Company's products in Europe. In 2003 Digene Europe, Inc. became inactive as a result of changes in the Company's distribution plans and assumption of the marketing activities in Europe by the Company's newly-formed European entities. On July 1, 1998, the Company acquired Viropath B.V., a company with limited liability, registered in Amsterdam, The Netherlands.

On April 26, 2002, the Company established a wholly-owned subsidiary, Digene UK (Holdings) Limited, to be a holding company for its European subsidiaries. Digene UK (Holdings) Limited owns all the outstanding shares of Digene (UK) Limited, Digene Deutschland GmbH, Digene (France) SAS and Digene Italia s.r.l., which were organized in April, May, August and October 2002, respectively, and of Digene Diagnostics S.L. (Spain), which was organized in June of 2003. In July 2002, the Company also organized Digene (Switzerland) Sarl, all of the outstanding shares of which are owned by Digene. Through these newly formed entities and the use of local distributors and agents, Digene will market and distribute the Company's products throughout Europe.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Digene and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents, which are stated at cost, consist of highly liquid investments with original maturities of three months or less. Substantially all cash equivalents are held in short-term money market accounts with large high-quality institutions.

Short-Term Investments

Short-term investments consist of corporate and various government agency debt securities, all of which mature within or just over one year. For investments with maturities over one year, management has the intent and ability to sell these securities for working capital purposes should the need arise. Management classifies the Company's short-term investments as available-for-sale. Such securities are stated at market value, which approximates cost. Realized gains and losses and declines in value judged to be other than temporary, if any, are included in operations. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security. Dividend and interest income are recognized when earned. The cost of securities sold is calculated using the specific identification method.

Trade Receivables

Trade receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported in the consolidated balance sheets at outstanding principal less any charge offs and the allowance for doubtful accounts. The Company charges off uncollectible receivables against the allowance for doubtful accounts when the likelihood of collection is remote. Generally, the Company considers receivables past due 30 days subsequent to the billing date; however, the Company may extend credit terms up to 180 days. The Company performs ongoing credit evaluations of its customers and generally extends credit without requiring collateral. The Company maintains an allowance for doubtful accounts, which is determined based on historical experience, existing economic conditions and managements' expectations of future losses. Losses have historically been within managements' expectations. As of June 20, 2002 and 2003, the Company had an allowance for doubtful accounts of approximately $684,000 and $432,000, respectively.

Intangible Assets

Intangible assets arose from the Company's acquisition of Viropath B.V. in 1998. The excess of the purchase price over the identifiable tangible net assets acquired of approximately $1.5 million was being amortized on a straight-line basis over ten years. In July 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, which requires companies to stop amortizing goodwill and certain intangible assets deemed to have an indefinite useful life. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon the adoption of SFAS 142 and annually thereafter. The Company has ceased the amortization of the intangible assets effective July 1, 2002, and instead reviews intangible assets in the fourth quarter of each fiscal year for evidence of impairment, and will adjust the recorded value, if necessary. The Company reviewed the value of the intangible assets in the fourth quarter of fiscal year 2003 and did not note any circumstances which would warrant an adjustment to the recorded value. Accumulated amortization expense approximated $600,000 as of June 30, 2003.

If goodwill and other intangible assets had been accounted for in accordance with this guidance from the date of acquisition, net income and EPS would be as follows:

	Year Ended June 30,		
	2001	2002	2003
Net loss, as reported	$(6,480,997)	$(9,396,616)	$(4,323,511)
Amortization expense	150,086	150,086	—
Pro forma net loss	$(6,330,911)	$(9,246,530)	$(4,323,511)
Net loss per share			
Basic and diluted, as reported	$ (0.39)	$ (0.54)	$ (0.24)
Basic and diluted, pro forma	$ (0.38)	$ (0.53)	$ (0.24)

Impairment of Long-Lived Assets and Recoverability of Intangibles

The Company periodically evaluates the recoverability of the carrying value of its long-lived assets and identifiable intangibles whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Examples of events or changes in circumstances that indicate that the recoverability of the carrying value of the assets should be assessed include, but are not limited to, the following: a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used or a significant physical change in an asset, a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator, an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset, and/or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an asset used for the purpose of producing revenue. The Company considers historical performance and anticipated future results in its evaluation of potential impairment. Accordingly, when indicators of impairment are present, the Company would evaluate the carrying amount of these assets in relation to the operating performance of the business and estimated future undiscounted cash flows associated with the asset. If a write-down is required, the Company would prepare a discounted cash flow analysis to determine the amount of the write-down. No such impairment losses have been recognized to date.

Revenue Recognition

The Company recognizes revenue in accordance with the provisions of Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*, whereby revenue is not recognized until it is realized or realizable and earned. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable and collectibility is reasonably assured. Revenues from product sales are recognized upon shipment. Allowances are established for estimated uncollectible amounts, product returns and discounts. In addition, the Company defers approximately two percent of its product sales as a reserve for future warranty costs and recognizes this deferred revenue over one year, which is the standard warranty period for a majority of its systems components. At June 30, 2003, the warranty reserve was approximately $633,000 and, historically, the warranty losses have been within management estimates.

Other revenue consists of research and development contracts, equipment rental and the licensing of various technologies. Research and development revenue is recorded as earned based on the performance requirements of the contract. Revenue associated with performance milestones is recognized based upon the achievement of the milestones, as defined in the respective agreements. Revenue under research and development cost reimbursement contracts is recognized as the related costs are incurred.

Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

Concentration of Credit Risk and Financial Instruments

The Company performs ongoing credit evaluations on its customers' financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have historically been within management's expectations.

For the year ended June 30, 2001, the Company generated 28% of total revenues from a single customer. For the year ended June 30, 2002, two customers comprised 26% of total revenues. For the year ended June 30, 2003, two customers generated 28% of total revenue. As of June 30, 2002 and 2003, the Company recorded receivable balances of $1,686,000 and $2,175,000, respectively, from these customers.

The fair value of the Company's cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their carrying amount due to the relatively short maturity of these items. The fair value of debt approximates its carrying amount as of June 30, 2002 and 2003 based on rates currently available to the Company for debt with similar terms and maturities.

Comprehensive Loss

SFAS No. 130, *Reporting Comprehensive Income*, requires the presentation of comprehensive income or loss and its components as part of the consolidated financial statements. The Company's comprehensive loss includes net loss as well as additional other comprehensive net income. For the years ended June 30, 2001 and 2002, the Company's net loss approximates its comprehensive loss; accordingly, no separate disclosure of comprehensive loss is required. For the year ended June 30, 2003, other comprehensive income included gains and losses on long-term intercompany transactions and translation gains and losses incurred when converting its subsidiaries' financial statements from their functional currency to U.S. dollars.

Foreign Currency Valuation
The local currency is the functional currency for most of the Company's international subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year.

Research and Development
The Company expenses its research and development costs as incurred. Research and development costs include salaries and related benefits, outside services, material and supplies and allocations of facility and support costs.

Advertising Costs
The Company expenses advertising costs as incurred. Advertising costs amounted to approximately $19,000, $963,000 and $855,000 during fiscal 2001, 2002 and 2003, respectively.

Shipping Costs
The Company's shipping and handling costs are included in cost of product sales for all periods presented.

Income Taxes
The Company provides for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Loss Per Share
The Company follows the provisions of SFAS No. 128, *Earnings Per Share*, which require the Company to present basic and fully diluted loss per share. The Company's basic and diluted loss per share is calculated by dividing the net loss by the weighted average number of shares of Common Stock outstanding during all periods presented. The Company's diluted net loss per share is the same as basic net loss per share as the shares issuable upon the exercise of stock options have been excluded from the computation because the effect of their inclusion would be anti-dilutive.

Stock-Based Compensation
The Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, compensation cost is recognized for the excess of the estimated fair value of the stock at the grant date over the exercise price, if any. The Company accounts for equity instruments issued to non-employees in accordance with EITF 96-18, *Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services*. Accordingly, the estimated fair value of the equity instrument is recorded on the earlier of the performance commitment date or the date the services required are completed.

In accordance with SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* (SFAS No. 148) the effect on net loss and net loss per share if the company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123) to stock-based employee compensation is as follows:

	Year Ended June 30,		
	2001	2002	2003
Net loss, as reported	$ (6,480,997)	$ (9,396,616)	$ (4,323,511)
Add: Stock-based non-employee compensation included in reported net loss	32,137	32,137	252,504
Deduct: Stock-based employee compensation expense if SFAS No. 123 had been applied to all grants	(10,792,003)	(15,086,236)	(13,310,256)
Pro forma net loss	$(17,240,863)	$(24,450,715)	$(17,381,263)
Net loss per share			
Basic and diluted—as reported	$ (0.39)	$ (0.54)	$ (0.24)
Basic and diluted—pro forma	$ (1.04)	$ (1.41)	$ (0.96)

The effect of applying SFAS No. 123 on a pro forma net loss as stated above is not necessarily representative of the effect on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional options to be granted in future years.

Recent Accounting Pronouncements
In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 31, 2002. The adoption of FIN 45 did not have an effect on the Company's financial condition, results of operations or liquidity.

In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). EITF 00-21 provides a model for how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The model requires that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangements meet certain criteria. EITF 00-21 is effective for fiscal periods beginning after June 15, 2003. The Company does not expect adoption of EITF 00-21 to have a material effect on its financial condition, results of operations or liquidity.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46, which applies to certain off-balance sheet assets, liabilities and obligations, clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities, called variable interest entities, in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are frequently used in connection with collateralized debt obligations, receivable securitizations and synthetic leases. The FIN 46 guidelines will usually require the party that bears the majority of the risk of, or controls the actions of, the variable interest entity to consolidate the assets and liabilities of the associated variable interest entity. FIN 46 was applicable upon issuance to variable interest entities created after January 31, 2003 and for periods beginning after June 15, 2003 for all other variable interest entities. The Company has adopted FIN 46 effective July 1, 2003, however it does not currently have an effect on the Company's financial condition, results of operations or liquidity.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

3. MARKETING AND DISTRIBUTION AGREEMENTS

Effective May 7, 1999, the Company entered into a Marketing and Distribution Agreement ("Abbott Agreement") with Abbott Laboratories ("Abbott"). The Abbott Agreement called for Abbott to assume sales and marketing responsibility for all of the Company's Hybrid Capture products in Europe, Africa and the Middle East and for the Company's Hybrid Capture 2 chlamydia and gonorrhea tests in the United States. Abbott acted as the exclusive distributor of the Company's HPV and HBV products in Europe, Africa and the Middle East through April 30, 2001.

On April 30, 2001, the Company terminated Abbott's rights with respect to the Company's HPV products under the terms of the Abbott Agreement. This termination provided for a twelve-month non-exclusive wind-down distribution period for HPV products. In addition on April 30, 2001, the Company converted the distribution rights for the HBV products under the Abbott Agreement to non-exclusive until December 31, 2003.

On January 28, 2002, in accordance with an amendment to the Abbott Agreement, the Company terminated Abbott's exclusive rights to market, sell and distribute the Company's chlamydia and gonorrhea products worldwide, subject to a non-exclusive wind-down period for Abbott's activities with respect to such products in Europe, Africa and the Middle East that ended April 30, 2002. In connection with this amendment, the Company issued 87,873 shares of Common Stock to Abbott in a private placement transaction representing an agreed upon termination fee paid to Abbott of $2.5 million. At the expiration of the non-exclusive wind-down period the Company repurchased Digene equipment placed with customers by Abbott.

On April 29, 2001, the Company entered into an agreement (the "Roche Distribution Contract") with Roche Molecular Systems, Inc. ("Roche"). Under the Roche Distribution Contract, Roche acted as a co-exclusive distributor for the Company's HPV products in Europe, Africa and the Middle East from May 1, 2001 through June 30, 2002 and the parties agreed to evaluate opportunities for a broader relationship. Roche guaranteed combined minimum purchases of equipment and HPV products over the term of the Roche Distribution Contract. The minimum purchase guarantee was funded and accounted for as follows:

	For the Year Ended June 30, 2001	2002
	(in thousands)	
Beginning deferred revenue	—	$ 7,792
Prepayments from Roche	$ 9,728	7,272
Product sales revenue from:		
Roche	—	(5,947)
Abbott	(1,098)	(6,760)
Other revenue to Digene	(838)	(2,357)
Ending deferred revenue	$ 7,792	$ —

Under the terms of the Roche Distribution Contract, Digene was required to remit to Roche the total amount the Company received from sales made to Abbott, subject to certain limitations. Accordingly, the Consolidated Balance Sheet as of June 30, 2002 includes an amount payable to Roche of approximately $1.9 million, representing the balance of product sales revenue from Abbott which was owed to Roche.

On April 30, 2001, in accordance with the provisions of the Roche Distribution Contract, Roche made a non-refundable payment of $5.0 million to the Company, which was recorded as a deferred liability in the June 30, 2002 Consolidated Balance Sheet. The Company and Roche did not enter into the broader relationship referred to above and, therefore, in accordance with the provisions of the Roche Distribution Contract, on July 1, 2002, the $5.0 million payment was converted into 142,857 shares of Common Stock of the Company at $35 per share.

In June 2002, the Company adopted as its sole strategy for the distribution of its products in Europe, Africa and the Middle East, a combination of direct distribution through its European infrastructure and the use of local distributors and agents. On June 30, 2002, the term of the Roche Distribution Contract expired, subject to a non-exclusive wind-down period. Under the Roche Distribution Contract, the Company had the option, exercisable within 30 days after December 31, 2002, to buy back from Roche equipment purchased from the Company by Roche and in use for HPV testing in customer's laboratories on June 30, 2002. In June 2002, as part of its strategic decision, the Company decided that it would exercise the option to repurchase the equipment.

In recognition of the decision to repurchase the equipment, commencing in the fourth quarter of 2002, the Company deferred recognition of revenue from equipment sold to Roche. Equipment sold during this time period had a sales price of $2.3 million and a cost of $1.4 million, which amounts were recorded as deferred revenue and deferred costs, respectively. The deferred revenue and deferred costs were being amortized over a four-year period to other revenue (as equipment rental) and selling and marketing expenses, respectively. For the year ended June 30, 2002, the Company recorded other revenue and selling and marketing expenses of $109,000 and $67,000, respectively related to the amortization of these balances. For the year ended June 30, 2003, the Company recorded other revenue and selling and marketing expenses of $288,000 and $177,000, respectively, related to the amortization of these balances prior to the commencement of the repurchase. At December 31, 2002, when amortization ceased, the remaining deferred revenue and deferred cost balances were $1,904,000 and $1,169,000, respectively, for a remaining net credit as of December 31, 2002 of $734,000.

On December 20, 2002, Roche and Digene amended the Roche Distribution Contract to terminate the wind-down period on December 31, 2002 and to establish the procedures for Digene's repurchase from Roche of HPV-related testing equipment purchased from Digene by Roche under the Roche Distribution Contract. The repurchase price of the equipment in use for HPV testing in customers' laboratories is the equipments' December 31, 2002 depreciated value, which is the net selling price less any amounts Roche recorded as depreciation based on a straight-line basis over a four-year period. The repurchase price for the equipment in inventory is a discount from the transfer price paid by Roche under the Roche Distribution Contract.

The parties consummated the HPV equipment repurchase on January 6, 2003, subject to reconciliation. In January 2003 Digene and its affiliates paid Roche an aggregate of approximately $2.6 million for the HPV equipment in inventory and in use at customers' laboratories in Europe. A portion of the purchase price was paid by the issuance of a note payable due to Roche, which will be paid in one installment in January 2004, and the remainder of the purchase price was paid in cash. A final settlement for the repurchased assets was completed with Roche in June 2003.

The total consideration paid by Digene to Roche for the fixed assets and inventory after reaching a final settlement was $2,488,000, or $1,753,000 after consideration of the remaining net credit of $734,000 mentioned above.

4. TENDER OFFER AND CO-PROMOTION AGREEMENT

On February 19, 2002, the Company, Cytyc Corporation ("Cytyc") and Cruiser, Inc., a wholly-owned subsidiary of Cytyc, entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provided for, among other things: (i) the commencement by Cytyc of a stock and cash tender offer for all of the outstanding shares of Digene (the "Offer"); and (ii) following consummation of the Offer, the merger of Cruiser, Inc. with and into Digene. The closing of the transaction was subject to the receipt of all necessary regulatory approvals and other customary closing conditions. The transaction was reviewed by the U.S. Federal Trade Commission ("FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

On June 30, 2002, Digene delivered to Cytyc a formal notice of Digene's termination of the Merger Agreement following receipt of a notice from the FTC informing Digene and Cytyc that, if the parties sought to close the transactions contemplated by the Merger Agreement, the FTC would seek an injunction to block the closing. Under the terms of the Merger Agreement, either of Cytyc or Digene had the right to terminate the Merger Agreement. For the year ended June 30, 2002, the Company incurred incremental costs of approximately $3.0 million for merger related expenditures such as legal services, accounting fees and consultancy. These costs were charged to operations as incurred.

In January 2001, the Company entered into an exclusive co-promotion agreement with Cytyc for the promotion of the Company's HC_2 HPV Test for use with Cytyc's ThinPrep® Pap Test in the United States and Puerto Rico. The companies jointly promoted the benefits of testing for HPV with the Digene HC_2 HPV Test directly from Cytyc's ThinPrep Pap Test sample collection vial. Subject to FDA approval, the companies intended to co-promote the combined products as the most effective primary screening method for cervical cancer. The original term of the agreement expired June 30, 2002 and was allowed to automatically renew until June 30, 2003. This agreement was not renewed at June 30, 2003. In accordance with the co-promotion agreement, Digene paid Cytyc for its co-promotion activities based on a product sales-derived formula. For the years ended June 30, 2001, 2002 and 2003, the Company recorded expenses of approximately $36,000, $1.8 million and $2.3 million, respectively, related to payments due to Cytyc for these co-promotion activities.

5. SALE OF A PRODUCT LINE

On March 24, 2000, the Company completed the sale of its Molecular Biology Reagents ("MBR") product line and related assets to KD Medical, Inc. This transaction involved the sale of the Company's MBR product line and the associated manufacturing equipment, as well as the raw material and finished goods inventory for the product line. As consideration for this sale, the Company received $200,000 in cash and a promissory note in the amount of $400,000 payable in monthly installments of $20,000 plus 8% accrued interest from July 1, 2000 through February 1, 2002. A gain of approximately $515,000 was recorded on the sale of this product line and was included in the other income (expense) line of the Consolidated Statements of Operations for the year ended June 30, 2000. In June 2002, the Company determined the balance outstanding on the promissory note was uncollectible and took a charge against operations for the unpaid principal and accrued interest of $406,500.

6. INVENTORIES

Inventories are stated at the lower of cost or market on a standard cost basis, which approximates average cost.

Inventories consist of the following:

	June 30,	
	2002	2003
Finished goods	$ 2,388,153	$ 5,132,328
Work in process	3,460,359	2,897,539
Raw materials	1,339,470	1,461,347
	7,187,982	9,491,214
Reserve	(1,207,596)	(2,417,294)
	$ 5,980,386	$ 7,073,920

7. PROPERTY AND EQUIPMENT

Property and equipment, including leasehold improvements, are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the related lease term or the useful life. Repairs and maintenance expenditures are charged to operations as incurred.

Property and equipment consist of the following:

	June 30,	
	2002	2003
Furniture, fixtures and office equipment	$ 2,357,887	$ 2,321,487
Machinery and equipment	11,786,019	12,464,146
Leasehold improvements	223,200	201,079
	14,367,106	14,986,712
Accumulated depreciation and amortization	(6,968,469)	(7,471,608)
	$ 7,398,637	$ 7,515,104

8. LONG-TERM DEBT

In February 2000, the Company received an equipment loan facility of $1,000,000 from the State of Maryland to finance a portion of the costs of equipment installed at the Company's facility in Gaithersburg, Maryland. Approximately $503,000 of fixed asset additions, previously financed with cash, was converted to this facility during July 2000. The remaining $497,000 of the facility was drawn down in the year ended June 30, 2001 for additional capital expenditures. The repayment of this loan is secured by a lien on property and equipment purchased using the proceeds from the loan facility. The loan bears interest at 1% per annum and the Company began making quarterly principal payments in October 2002, with all unpaid principal and interest due by December 31, 2009.

In June 2002, in conjunction with the termination of Abbott's rights with respect to the Company's HPV and chlamydia and gonorrhea products under the Abbott Agreement as discussed in Note 3, the Company repurchased equipment it sold to Abbott. In order to satisfy this obligation, the Company issued a promissory note to Abbott for $4,033,904. The note bears interest at 7% per annum and the Company is required to make quarterly installment payments of $336,159 which commenced on July 1, 2002 and will end on April 1, 2005.

In January 2003, as part of the repurchase of certain equipment from Roche under the Roche Distribution Contract as discussed in Note 3, the Company issued a promissory note to Roche with a principal amount of $1,225,663 which is to be paid in its entirety on January 6, 2004. There is no stated interest rate for this note and, accordingly, the Company has imputed interest at its current borrowing rate and has recorded a discount on this note payable, which is being amortized to interest expense over the term of the note.

At June 30, 2003, future minimum principal payment on all long-term debt obligations is as follows:

2004	$2,640,363
2005	1,447,683
2006	103,048
2007	103,048
2008	103,048
Thereafter	397,417
	$4,794,607

9. WARRANTIES

In fiscal 2003 the Company began to offer its customers extended warranties on its equipment. The revenue from these extended warranties are deferred and are recognized evenly over the life of the extended warranty. Changes in the Company's deferred extended warranty revenue during the period are as follows:

Balance, June 30, 2002	$ —
Warranties issued during the period	65,429
Settlements made during the period	—
Changes in liability for pre-existing warranties during the period, including expirations	(7,409)
Balance, June 30, 2003	$58,020

10. INCOME TAXES

Significant components of the provision for income taxes attributable to operations consist of the following:

	Year Ended June 30,		
	2001	2002	2003
Current:			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	117,217	210,106	223,465
Total current	117,217	210,106	223,465
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
Total deferred	—	—	—
Total provision for income taxes	$117,217	$210,106	$223,465

Income tax expense related to earnings of consolidated subsidiaries located outside of the United States is provided at tax rates of the respective country in which the subsidiaries are located. If the Company repatriates its investment, then additional taxes may be incurred. No provision has been reflected in the consolidated financial statements for the potential additional taxes as the Company has no specific plans for a repatriation of these investments.

The components of loss from operations before income taxes are as follows:

	Year Ended June 30,		
	2001	2002	2003
United States	$(6,336,249)	$(9,249,838)	$ 5,635,918
Foreign	(27,531)	63,328	(9,735,964)
	$(6,363,780)	$(9,186,510)	$(4,100,046)

Items which caused recorded income taxes attributable to continuing operations to differ from taxes computed using the statutory federal income tax rate are as follows:

	Year Ended June 30,		
	2001	2002	2003
Tax (benefit) expense at statutory rates	$(2,164,000)	$(3,123,000)	$(1,394,000)
Effect of:			
State income tax, net	(383,000)	(335,000)	129,000
Foreign tax	117,217	210,106	233,465
Stock options	(7,067,000)	(1,604,000)	(708,000)
Foreign income (loss)	9,000	(22,000)	3,310,000
Other	(161,000)	1,503,000	(466,000)
Valuation allowance	9,766,000	3,581,000	(871,000)
Provision for income taxes	$ 117,217	$ 210,106	$ 233,465

The Company's net deferred tax assets are as follows:

	June 30,	
	2002	2003
Net operating loss carryforwards	$ 37,021,092	$ 37,013,163
Research and development credits	2,232,967	2,746,073
Patent costs, net	262,283	220,933
Research and development deferral, net	479,320	269,304
Murex customer lists	614,621	550,486
Reserves	1,257,702	2,045,398
Other	2,031,015	2,472,941
Deferred tax assets	43,899,000	45,318,298
Valuation allowance	(43,899,000)	(45,318,298)
Net deferred tax assets	$ —	$ —

The Company recognized a tax provision of $210,106 and $233,465 for the years ended June 30, 2002 and 2003, respectively, which related to the Company's foreign operations. At June 30, 2003, the Company had tax net operating loss carryforwards for income tax purposes of approximately $97.5 million. Approximately $65.7 million of the net operating loss carryforwards is attributable to exercised stock options, the benefit of which, when realized, will directly increase additional paid-in capital.

At June 30, 2003, the Company also had research and development credit carryforwards of approximately $2.7 million. In 1990, the Company experienced a change in ownership pursuant to Section 382 of the Internal Revenue Code, which will cause the utilization of pre-change losses and credits to be limited. Subject to this limitation, the Company's net operating loss carryforwards and tax credits expire, if unused, at various dates from 2004 through 2022. Realization of total deferred tax assets is contingent upon the generation of future taxable income. Due to the uncertainty of realization of these tax benefits, the Company has provided a valuation allowance for the full amount of its deferred tax assets.

11. LEASE AND OTHER COMMITMENTS

The Company leases a facility in Gaithersburg, Maryland, comprising a total of approximately 90,000 square feet for its corporate headquarters and manufacturing operations. The lease for the Gaithersburg facility has a ten-year term and the Company has two consecutive rights to extend the term of the lease for five years each. The Company also leases office and sales operations facilities in the United Kingdom, Germany, Switzerland, France, Italy and Spain, which leases run in length from month-to-month to five years. The Company also utilizes dedicated space in third-party warehouse facilities in Germany and the United Kingdom to support its European operations. Future minimum rental commitments under these and other operating lease agreements, including the agreements mentioned above, are as follows as of June 30, 2003:

2004	$ 2,941,613
2005	2,894,923
2006	2,863,696
2007	2,825,282
2008	2,817,616
Thereafter	4,437,989
	$18,781,119

Rent expense under these leases was $3,287,422, $2,926,098, and $3,174,602 for the years ended June 30, 2001, 2002 and 2003, respectively.

The Company's access to various probes, diagnostic techniques and a key product component were acquired under agreements requiring the Company to pay future royalties on future net sales on certain products. For the years ending June 30, 2001, 2002 and 2003, total royalties amounted to $1,283,021, $2,093,434, and $2,813,556, respectively.

12. COMMON STOCK

On January 28, 2002, the Company issued 87,973 shares of Common Stock, valued at $2.5 million, to Abbott in consideration for the acquisition of Abbott's exclusive marketing and distribution rights for the Company's chlamydia and gonorrhea products that were initially provided for in the Abbott Agreement. The Company accounted for the issuance of these shares as a non-cash charge to operations in its Consolidated Statement of Operations for the year ended June 30, 2002.

On January 30, 2002, the Company completed a private placement of 588,235 shares of Common Stock to certain institutional investors at $25.50 per share. The net proceeds to the Company were approximately $14.9 million.

Under the Roche Distribution Contract, Roche made a non-refundable payment of $5.0 million to the Company in fiscal 2001, which was recorded as a deferred liability on the Consolidated Balance Sheet as of June 30, 2002. On July 1, 2002, consistent with the provisions of the Roche Distribution Contract, this payment was converted into 142,857 shares of Digene common stock at a conversion price of $35 per share.

13. COMMON STOCK OPTIONS

In March 1996, the Company adopted the Digene Corporation Omnibus Plan (the "Omnibus Plan"). Pursuant to the Omnibus Plan, officers or other employees of the Company may receive options to purchase Common Stock. The Omnibus Plan is administered by the Compensation Committee. A maximum of 2,000,000 shares have been authorized to cover grants and awards under the Omnibus Plan.

In October 1996, the Company adopted the Digene Corporation Directors' Stock Option Plan (the "Directors' Plan"). Pursuant to the Directors' Plan, directors of the Company may receive options to purchase Common Stock. Additionally, immediately following the Company's Annual Meeting of Stockholders, each non-employee director of the Company automatically is granted an option to purchase 10,000 shares of Common Stock under the Directors' Plan. The Directors' Plan is administered by the Board of Directors. A maximum of 500,000 shares have been authorized to cover grants and awards under the Directors' Plan.

In September 1997, the Company adopted the Digene Corporation 1997 Stock Option Plan (the "1997 Stock Option Plan"). Pursuant to the 1997 Stock Option Plan, consultants and other non-employees of the Company may receive options to purchase Common Stock. The 1997 Stock Option Plan is administered by the Compensation Committee. A maximum of 500,000 shares have been authorized to cover grants and awards under the 1997 Stock Option Plan.

In October 1999, the Company adopted the Digene 1999 Incentive Plan (the "1999 Plan"). Pursuant to the 1999 Plan, employees of the Company and its subsidiaries may receive options to purchase Common Stock and other Common Stock awards. The 1999 Plan is administered by the Compensation Committee. A maximum of 4,000,000 shares have been authorized to cover grants and awards under the 1999 Plan.

As of June 30, 2003, 1,777,145 shares were available for grant or award under the Omnibus Plan, the Directors' Plan, the 1997 Stock Option Plan and the 1999 Plan. Of these, 1,343,645 shares are available for grant or award to officers and employees under the Omnibus Plan and the 1999 Plan.

The terms of all stock options granted may not exceed ten years. The exercise price of options granted, as determined by the Compensation Committee, approximates fair market value at the time of the grant.

Common Stock options activity is as follows:

	Year Ended June 30,					
	2001		2002		2003	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,995,087	$10.06	3,129,275	$16.32	3,265,862	$20.62
Options granted	792,500	32.53	770,500	31.39	1,096,000	8.88
Options exercised	(581,801)	5.77	(541,281)	9.70	(209,623)	9.93
Options canceled or expired	(76,511)	19.81	(92,632)	29.03	(101,226)	22.64
Outstanding at end of year	3,129,275	16.32	3,265,862	20.62	4,051,013	17.95
Options exercisable at year-end	1,477,776	10.06	1,647,089	13.16	2,119,687	16.90

The following table summarizes information about fixed-price stock options outstanding at June 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at June 30, 2003	Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at June 30, 2003	Weighted-Average Exercise Price
$ 0.00 – $10.00	1,863,082	6.2	$ 8.23	1,053,732	$ 9.14
$10.01 – $20.00	730,930	7.1	14.12	447,030	13.00
$20.01 – $30.00	204,500	8.0	26.31	32,634	25.19
$30.01 – $40.00	1,242,501	7.8	33.19	586,291	33.36
$40.01 – $44.25	10,000	7.1	44.25	—	0.00
	4,051,013	6.9	17.95	2,119,687	16.90

Pro forma information regarding net income and loss per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing fair value model with the following weighted-average assumptions used for grants:

	Year Ended June 30,		
	2001	2002	2003
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	78%	79%	80%
Risk-free interest rate	5.5%	5.4%	2.8%
Expected life of the option term (in years)	5.9	5.9	6.3

The weighted-average fair values of the options granted during the years ended June 30, 2001, 2002 and 2003 were $23.04, $22.36 and $6.50 respectively.

The Company issued 25,000 options to a non-employee during the year ended June 30, 2003. These options have a vesting period of 30 months. The fair value of these options has been recorded as deferred compensation and is being amortized over the performance period. Under variable plan accounting, the value of the unvested options will be re-measured and recognized in income at each reporting date until fully vested.

14. RETIREMENT PLAN

The Company sponsors a 401(k) Profit Sharing Plan (the "Plan"), which covers all employees who have completed 90 days of service. The Plan stipulates that employees may elect an amount up to 100% of their total compensation to contribute to the Plan. Employee contributions are subject to Internal Revenue Service limitations. It is recommended that elective deferral contributions not exceed between 80% and 90% of eligible pay to allow for withholding of Social Security, Federal and state taxes. This maximum deferral percentage will also allow for employer contributions, if any. All employees who have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year are eligible to share in discretionary Company contributions. Employees vest in such discretionary employer contributions over five years. No contributions were made by the Company during the years ended June 30, 2001, 2002 and 2003.

15. SEGMENT REPORTING

The Company operates one business segment that develops, manufactures and markets proprietary gene-based tests for the detection, screening and monitoring of human diseases. Worldwide operations are summarized by geographic region in the following table:

	2001		2002		2003	
	Assets	Revenues	Assets	Revenues	Assets	Revenues
North America	$46,890,764	$19,620,298	$61,961,002	$30,591,741	$50,845,853	$46,279,902
Europe	672,924	10,526,665	4,381,207	13,137,284	11,310,693	11,174,822
South America	631,639	2,126,123	899,120	2,878,867	1,170,898	2,703,297
Pacific Rim	—	1,923,800	—	2,239,885	47,706	2,943,875
	$48,195,327	$34,196,886	$67,241,329	$48,847,777	$63,375,150	$63,101,896

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations for the fiscal quarters (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Revenues	$12,616	$14,450	$16,982	$19,054
Net income (loss)	$ (2,624)	$ (1,340)	$ (619)	$ 260
Basic net income (loss) per share	$ (0.14)	$ (0.07)	$ (0.03)	$ 0.01
Diluted net income (loss) per share	$ (0.14)	$ (0.07)	$ (0.03)	$ 0.01
2002				
Revenues	$10,382	$11,584	$14,213	$12,669
Net income (loss)	$ (535)	$ (1,074)	$ (3,319)	$ (4,468)
Basic net income (loss) per share	$ (0.03)	$ (0.06)	$ (0.19)	$ (0.25)
Diluted net income (loss) per share	$ (0.03)	$ (0.06)	$ (0.19)	$ (0.25)

The sum of basic and diluted net loss per share for the four quarters in each of 2003 and 2002 may not equal basic and diluted net loss per share for the year due to the changes in the number of weighted-average shares outstanding during the year.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

Digene Corporation
1201 Clopper Road
Gaithersburg, Maryland 20878
Phone: 800-DIGENE-1
Fax: 301-944-7121
Email: inforeq@digene.com
www.digene.com

DIGENE BRAZIL
Rua Dr. Bacelar, 333
Sao Paulo SP 04026-001
Brazil

DIGENE DEUTSCHLAND GMBH
Philipp-Reis-Str. 14
D-63303 Dreieich
Germany

DIGENE FRANCE SAS
18, Bd de Reuilly
75012 Paris
France

DIGENE ITALIA SRL
Via San Giovanni sul Muro 13
20121 Milano
Italia

DIGENE DIAGNOSTICS, S.L.
Edificio Alba Rosa de Lima, 1
Las Matas. Madrid
28290
Spain

DIGENE SWITZERLAND SARL
ICC–Route de Pre-Bois
P.O. 1887
CH-1215 Geneva 15
Switzerland

DIGENE UK LTD
Unit 2.3
Shepherds Central
Charecroft Way
London W14 0EH
United Kingdom

FORM 10-K

A copy of Digene's annual report to the Securities and Exchange Commission on Form 10-K, exclusive of exhibits, is available without charge upon written request to:

Charles M. Fleischman
President, Chief Operating Officer and Chief Financial Officer
Digene Corporation
1201 Clopper Road
Gaithersburg, Maryland 20878

INDEPENDENT AUDITORS

Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102

LEGAL COUNSEL

Ballard Spahr Andrews
& Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103

TRANSFER AGENT AND REGISTRAR

StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003

ANNUAL MEETING

October 30, 2003

INVESTOR RELATIONS

Financial Dynamics
88 Pine Street, 32nd Floor
New York, New York 10005
Phone: 212-850-5600

STOCK PROFILE AND ACTIVITY

Since Digene's initial public offering of Common Stock on May 22, 1996, our Common Stock has been traded on the Nasdaq National Market under the symbol "DIGE."

The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for the Common Stock, as reported by the Nasdaq National Market:

Fiscal 2004	High	Low
(through September 9, 2003)		
First quarter	$39.15	$25.71
Fiscal 2003		
Fourth quarter	$29.05	$18.21
Third quarter	18.00	10.02
Second quarter	11.46	7.03
First quarter	11.78	6.22
Fiscal 2002		
Fourth quarter	$36.57	$ 8.85
Third quarter	37.32	21.45
Second quarter	39.00	24.76
First quarter	39.50	22.00

On September 9, 2003, the closing sale price for the Common Stock, as reported by the Nasdaq National Market, was $38.60. As of September 9, 2003, Digene's Common Stock was held by 150 holders of record.

Digene has never paid dividends on our Common Stock and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future.

TRADEMARKS

Digene and Hybrid Capture are registered trademarks and *DNAwithPap*, DNA Pap, UCM, hc2 High-Risk HPV DNA Test and Rapid Capture are trademarks of Digene Corporation. ThinPrep and PreservCyt are registered trademarks of Cytyc Corporation. SurePath is a trademark of TriPath Imaging, Inc.

1. The *DNAwithPap* Test is based on Digene's hc2 High-Risk HPV DNA Test. On March 31, 2003, the U.S. FDA approved Digene's Pre-Market Approval Supplement application for the hc2 High-Risk HPV DNA Test for use with a Pap test to adjunctively screen women age 30 and older to assess the presence or absence of high-risk HPV types. On July 31, 2003, the American College of Obstetricians and Gynecologists, ACOG, published new recommendations for cervical cancer screening that included the use of an FDA-approved test for high-risk types of HPV in conjunction with cytology testing for women age 30 and older. Digene manufactures the only FDA-approved HPV DNA test.

DIGENE

1201 Clopper Road
Gaithersburg, MD 20878
www.digene.com